Notice to ASX/LSE 2026 Key Dates 8 January 2026 Set out below are the key dates for Rio Tinto for the 2026 calendar year. Date Event 2025 Final dividend 19 February 2026 2025 full year results announcement 5 March 2026 Ex-dividend date for Rio Tinto plc and Rio Tinto Limited ordinary shares 6 March 2026 Ex-dividend date for Rio Tinto plc ADRs 6 March 2026 Record date 24 March 2026 Final date for elections under the Rio Tinto plc and Rio Tinto Limited Dividend Reinvestment Plans and under facilities for dividends to be paid in alternative currency (GBP/AUD/NZD) 7 April 2026 Currency conversion date 16 April 2026 Payment date 2026 Interim dividend 29 July 2026 2026 half year results announcement 13 August 2026 Ex-dividend date for Rio Tinto plc and Rio Tinto Limited ordinary shares 14 August 2026 Ex-dividend date for Rio Tinto plc ADRs 14 August 2026 Record date 3 September 2026 Final date for elections under the Rio Tinto plc and Rio Tinto Limited Dividend Reinvestment Plans and under facilities for dividends to be paid in alternative currency (GBP/AUD/NZD) 15 September 2026 Currency conversion date 24 September 2026 Payment date The AGM dates will be announced in due course. LEI: 529900X2VMAQT2PE0V24 EXHIBIT 99.2

Notice to ASX/LSE Contacts Please direct all enquiries to media.enquiries@riotinto.com Media Relations, United Kingdom Matthew Klar M +44 7796 630 637 David Outhwaite M +44 7787 597 493 Media Relations, Australia Matt Chambers M +61 433 525 739 Alyesha Anderson M +61 434 868 118 Rachel Pupazzoni M +61 438 875 469 Bruce Tobin  M +61 419 103 454 Media Relations, Canada Simon Letendre M +1 514 796 4973 Malika Cherry M +1 418 592 7293 Vanessa Damha M +1 514 715 2152 Media Relations, US & Latin America Jesse Riseborough M +1 202 394 9480 Investor Relations, United Kingdom Rachel Arellano M +44 7584 609 644 David Ovington M +44 7920 010 978 Laura Brooks M +44 7826 942 797 Weiwei Hu M +44 7825 907 230 Investor Relations, Australia Tom Gallop M +61 439 353 948 Eddie Gan-Och M +61 477 599 714 Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885 Rio Tinto Limited Level 43, 120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404 This announcement is authorised for release to the market by Andy Hodges, Rio Tinto’s Group Company Secretary. riotinto.com